SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 8, 2021, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2021	09/30/2020
Results of the period (three-month period)	(1,014)	12,716
Attributable to:
Shareholders of the controlling company	(600)	10,086
Non-controlling interest	(414)	2,630

2. Other integral results of the period	in million ARS
	09/30/2021	09/30/2020
Other integral results of the period (three-month period)	(164)	(13,223)
Attributable to:
Shareholders of the controlling company	(162)	(5,643)
Non-controlling interest	(2)	(7,580)

3. Total integral results of the period	in million ARS
	09/30/2021	09/30/2020
Total integral results of the period (three-month period)	(1,178)	(507)
Attributable to:
Shareholders of the controlling company	(762)	4,443
Non-controlling interest	(416)	(4,950)

4. Equity details	in million ARS
	09/30/2021	09/30/2020
Share Capital	657	575
Treasury shares	2	2
Comprehensive adjustment of capital stock and of treasury shares	22,596	22,586
Warrants	1,943	-
Additional paid-in capital	26,350	23,866
Premium for trading of treasury shares	162	159
Legal Reserve	1,752	796
Special Reserve (Resolution CNV 609/12)	15,432	15,436
Cost of treasury share	(279)	(280)
Changes in non-controlling interest	(9,206)	(8,676)
Reserve for share-based payments	315	318
Reserve for future dividends	2,778	2,778
Revaluation Surplus	1,641	798
Reserve for conversion	536	1,180
Special Reserve	34,435	17,062
Reserve for coverage instruments	(705)	(392)
Reserve for defined benefit plans	139	328
Retained earnings	(31,747)	30,765
Shareholders’ Equity attributable to controlling company’s shareholders	66,801	107,301
Non-controlling interest	22,423	35,625
Total shareholder's equity	89,224	142,926

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 658,707,201 (including treasury shares) which is divided into  658,707,201 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 408,746,837 shares directly and indirectly (through Helmir S.A.), which represents 62.2% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2021, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 248,019,132 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.8% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 738,676,460. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 62.06% stake on the share capital, that is, 458,391,463 shares.

Among the news of the period ended on September 30, 2021, the following can be highlighted:

●
Rental segment showed a recovery in the main indicators of shopping malls and hotels, while the office segment showed a slight decrease in the average rent and occupancy. The rental adjusted EBITDA reached ARS 2,152 million during the quarter (ARS 1,506 million in shopping malls, ARS 567 million in offices and ARS 79 million in hotels), 36.5% lower than that observed in the same period of 2020, not affected by the closure of operations.

●
The net result for the first quarter of fiscal year 2022 recorded a loss of ARS 1,014 million compared to a gain of ARS 22,468 million in the same quarter of the previous fiscal year, mainly explained by negative results due to changes in the fair value of investment properties.

●
During the quarter, the Company's Board of Directors approved a corporate reorganization process consisting of the merger by absorption between the company and IRSA CP, in which IRSA would be the absorbing company. The process is subject to the approval of the Shareholders' Meeting that will be carried out in the coming months.

●
As a subsequent event, our subsidiary IRSA CP sold 3 floors of “261 Della Paolera” building with a surface area of 3,582 sqm for an approximate amount of USD 32 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 8, 2021